Exhibit 99.1

For immediate release

Two novel cardiac markers, when elevated together, predict the likelihood of metabolic syndrome - a contributor to coronary artery disease

Every year, over seven million people worldwide die from coronary artery disease, the most common form of heart disease

Montreal, QC (October 24, 2005) - A study presented today at the annual Canadian Cardiovascular Congress reveals that patients with high levels of skin sterol (STC) in combination with high levels of C-reactive protein (hsCRP) are at almost twice the risk of having metabolic syndrome, even after adjustment for age and gender. An estimated one-quarter of adult Canadians (eight million people) are affected by metabolic syndrome.

Metabolic syndrome is defined by the National Cholesterol Education Program - Adult Treatment Panel III as the presence of at least three out of five key risk factors. The greater the number of risk factors, the more at risk a patient is. The five risk factors are:

•	Increased waist circumference (greater than 102 cm for men; greater than 88 cm for women)
•	Elevated levels of triglycerides (blood fats)
•	Low levels of HDL (good) cholesterol
•	Blood pressure (greater than or equal to 130/85 mmHg)
•	Impaired fasting glucose (insulin resistance)

“One of the biggest challenges we as cardiologists face is not so much determining if our patients are at risk for coronary artery disease, but how at risk they are,” says Dr. Milan Gupta, principal investigator of the study and Assistant Clinical Professor, Department of Medicine, McMaster University, in Hamilton, Ontario, and Cardiologist, Division of Cardiology, William Osler Health Centre, in Brampton, Ontario.

“This study shows us that if an at-risk patient tests high on skin sterol and C-reactive protein, they are likely at greater risk of metabolic syndrome and therefore, at a higher risk for coronary artery disease. After further study, we may learn that these patients warrant more aggressive treatment.”

Skin sterol (or skin tissue cholesterol) is non-invasively measured with PREVU* Point of Care (POC) Skin Sterol Test. When used in combination with tools that measure C-reactive protein (a protein found in the blood) it can reveal an increased prevalence of metabolic syndrome.

Previous studies have demonstrated that skin sterol testing can detect hardening or narrowing of the arteries. Research also has shown that it can help identify increased risk of coronary artery disease in patients who have no signs or symptoms of heart disease.

“PREVU* POC is a fast, simple test that adds value to the arsenal of assessment tools used by physicians to determine a patient’s cardiovascular risk level,” adds Gupta. “It can give physicians a clearer picture about whether the patient is at low, moderate or elevated risk.”

The abstract presented at the conference in Montréal, Québec was, Skin Tissue Cholesterol and C-Reactive Protein are Associated with Metabolic Syndrome in Subjects with Coronary Heart Disease, by M. Gupta MD, M. Evelegh PhD, J. Gillett RN, and J. Tse RN.

About the Study
Three hundred and one patients with established CAD took part in the observational registry. Skin sterol was measured using PREVU* POC. C-reactive protein was measured using CardioPhase hsCRP. The third of patients with the highest skin sterol levels were more likely to have hypertension, angina, and diabetes compared with the lowest third. The prevalence of metabolic syndrome was significantly higher in patients who scored highest for both skin sterol and C-reactive protein, and remained significant after adjustment for age and gender, compared to isolated elevators of either marker alone.

About PREVU* POC
PREVU* POC Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of skin sterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease. PREVU* POC is currently being commercialized in Canada, the U.S. and Europe, where it is available as a point of care test. It is marketed and distributed worldwide by McNeil Consumer Healthcare, Canada, and was developed by PreMD Inc. (TSX: PMD; Amex: PME).

About Cardiovascular Disease
According to the Heart and Stroke Foundation of Canada, cardiovascular diseases (CVDs), which include coronary artery disease (CAD), account for more deaths than any other disease. In 2002, CVD accounted for 74,626 Canadian deaths. Fifty-four percent of all cardiovascular deaths are due to CAD. Additionally, CVD costs the Canadian economy over $18 billion a year.

The Canadian Cardiovascular Congress 2005 is co-hosted by the Canadian Cardiovascular Society (CCS) and The Heart and Stroke Foundation of Canada and is the largest gathering of cardiovascular health professionals in Canada.

About McNeil
McNeil Consumer Healthcare manufactures and sells innovative brand name health care and consumer products in Canada and around the world. McNeil’s Canadian head office is located in Guelph, Ontario.

About PreMD
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

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For more information, please contact:
Media Relations
Jennifer Glickman	Lan Lai-Minh
Environics Communications	McNeil Consumer Healthcare
416-969-2720	519-826-6226 ext. 5215
jglickman@environicspr.com	llaiminh@mccca.jnj.com

PreMD Investor Relations:
Sarah Borg-Olivier
Director, Communications
416-222-3449 ext. 27
sbolivier@premdinc.com